TAHOE TO ANNOUNCE SECOND QUARTER AND FIRST HALF 2018 RESULTS ON AUGUST 1, 2018

VANCOUVER, British Columbia – June 29, 2018 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) plans to release its second quarter and first half 2018 financial and operating results on Wednesday, August 1, 2018 after the market close. On Thursday, August 2, 2018 at 10:00am ET, Tahoe will hold a conference call and audio webcast to discuss the results.

Q2 and First Half 2018 Results Conference Call and Webcast:

Date:	Thursday, August 2, 2018

Time:	10:00 am ET (7:00 am PT)

Dial-in numbers:	1-800-319-4610 (toll free in Canada and the U.S.)

+1-604-638-5340 (international participants)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 2000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: +1 775-448-5812